

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Thomas B. King
President and CEO
Alexza Pharmaceuticals, Inc.
2091 Stierlin Court
Mountain View, CA 94043

> **Re: Alexza Pharmaceuticals, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 0-51820**

Dear Mr. King:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief